

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2022

Steven Rosen
Co-Chief Executive Officer
Zanite Acquisition Corp.
25101 Chagrin Boulevard Suite 350
Cleveland, Ohio 44122

> **Re: Zanite Acquisition Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2022**
> **File No. 001-39704**

Dear Mr. Rosen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Proxy Statement on Schedule 14A

The PIPE Investment, page 6

1. We note your disclosure the obligations of each party to consummate the PIPE Investment are conditioned certain closing conditions. Please revise to clarify whether the PIPE Investors are obligated to close their PIPE Investment if the Minimum Cash Condition is modified or waived. Please clearly disclose all of the PIPE closing conditions. In that regard, we note footnotes 4 and 5 on page S-4. Please include appropriate risk factor disclsoure.

DEFA 14A filed on March 23, 2022

Exhibit 99.1

2. We note that your investor presentation filed as proxy soliciting material includes a revenue growth plan and a financial forecast incorporating both GAAP and non-GAAP

Steven Rosen
Zanite Acquisition Corp.
April 5, 2022
Page 2

      measures. We also note that the same investor presentation has been included in a Form 8-K furnished on March 23, 2022. Please provide us with an analysis that addresses the applicability of Items 10(b) and 10(e) of Regulation S-K and Regulation G to these disclosures.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing